April 23, 2020

VIA EDGAR

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Commodity Index Funds Trust

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-237184

Dear Ms. Block:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Commodity Index Funds Trust hereby respectfully requests that the above-captioned registration statement be ordered effective on April 24, 2020, at 5:00 p.m. ET, or as soon thereafter as practicable.

United States Commodity Index Funds Trust

By: United States Commodity Funds LLC,

its Sponsor

By: /s/ Daphne G. Frydman

Daphne G. Frydman

General Counsel